UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

GDS Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

36165L108

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01

Millenia Tower

Singapore 039192

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36165L108	Page 1 of 5

1	Names of Reporting Persons Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 317,658,876(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 317,658,876(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 317,658,876(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 39.3%(2)(3)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)	Based on 808,349,625 Class A Shares (as defined herein), which is the sum of the (a) 711,552,082 Class A Shares outstanding as of October 18, 2017, based on information provided by the Issuer, (b) 32,540,515 Class A Shares issued upon the conversion of the Convertible Bonds on November 14, 2017, as described in Item 4 of this Schedule 13D and (c) 64,257,028 Class A Shares issued to CyrusOne in connection with the CyrusOne Investment, as reported by CyrusOne in its Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2017.
(3)	67,590,336 Class B Ordinary Shares (“Class B Shares”) were issued and outstanding as of October 18, 2017, based on information provided by the Issuer. With respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 14.7% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis, as of November 15, 2017. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 36.3% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis, as of November 15, 2017. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 2 of 5

1	Names of Reporting Persons STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 317,658,876(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 317,658,876(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 317,658,876(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 39.3%(2)(3)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)	Based on 808,349,625 Class A Shares (as defined herein), which is the sum of the (a) 711,552,082 Class A Shares outstanding as of October 18, 2017, based on information provided by the Issuer, (b) 32,540,515 Class A Shares issued upon the conversion of the Convertible Bonds on November 14, 2017, as described in Item 4 of this Schedule 13D and (c) 64,257,028 Class A Shares issued to CyrusOne in connection with the CyrusOne Investment, as reported by CyrusOne in its Schedule 13D filed with the Commission on November 2, 2017.
(3)	67,590,336 Class B Shares were issued and outstanding as of October 18, 2017, based on information provided by the Issuer. With respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 14.7% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis, as of November 15, 2017. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 36.3% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis, as of November 15, 2017. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 3 of 5

1	Names of Reporting Persons STT GDC Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 317,658,876(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 317,658,876(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 317,658,876(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 39.3%(2)(3)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)	Based on 808,349,625 Class A Shares (as defined herein), which is the sum of the (a) 711,552,082 Class A Shares outstanding as of October 18, 2017, based on information provided by the Issuer, (b) 32,540,515 Class A Shares issued upon the conversion of the Convertible Bonds on November 14, 2017, as described in Item 4 of this Schedule 13D and (c) 64,257,028 Class A Shares issued to CyrusOne in connection with the CyrusOne Investment, as reported by CyrusOne in its Schedule 13D filed with the Commission on November 2, 2017.
(3)	67,590,336 Class B Shares were issued and outstanding as of October 18, 2017, based on information provided by the Issuer. With respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 14.7% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis, as of November 15, 2017. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 36.3% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis, as of November 15, 2017. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 4 of 5

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the Commission on June 5, 2017 and amended on June 19, 2017 and October 23, 2017 (the “Statement”) relating to the Class A Ordinary Shares, par value $0.00005 per share (the “Class A Shares”), of GDS Holdings Limited, a Cayman Islands company (the “Issuer”), with its principal executive offices located at 2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127, People’s Republic of China.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting as new paragraph three under the subheading “Convertible Bonds acquired prior to the Issuer’s initial public filing”:

On November 14, 2017, STT GDC exercised its option to convert, and converted, the Convertible Bonds, together with accrued interest thereon of $4,513,889.00, into 32,540,515 Class A Shares, at a conversion price of $1.675262 per Class A Share pursuant to and in accordance with the terms and conditions of the Convertible Bonds.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) of the Statement is amended and restated in its entirety as follows:

(a)-(b) STT, through its ownership of STTC and STT GDC, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 317,658,876 Class A Shares, or approximately 39.3% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of November 15, 2017.

STTC, through its ownership of STT GDC, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 317,658,876 Class A Shares, or approximately 39.3% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of November 15, 2017.

STT GDC directly owns 317,658,876 Class A Shares (directly or in the form of ADSs), or approximately 39.3% of the outstanding Class A Shares, and has shared power over the voting and disposition of such Class A Shares, as of November 15, 2017.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 317,658,876 Class A Shares deemed to be beneficially owned by each of the Reporting Persons as of November 15, 2017 (as set forth in the preceding paragraphs) by (ii) 808,349,625 Class A Shares, which is the sum of the (a) 711,552,082 Class A Shares outstanding as of October 18, 2017, based on information provided by the Issuer, (b) 32,540,515 Class A Shares issued upon the conversion of the Convertible Bonds on November 14, 2017, as described in Item 4 above and (c) 64,257,028 Class A Shares issued to CyrusOne in connection with the CyrusOne Investment, as reported by CyrusOne in its Schedule 13D filed with the Commission on November 2, 2017.

CUSIP No. 36165L108	Page 5 of 5

67,590,336 Class B Shares were issued and outstanding as of October 18, 2017, based on information provided by the Issuer. The Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 14.7% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:20 basis described herein as of November 15, 2017 and approximately 36.3% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:1 basis described herein as of November 15, 2017.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding Class A Shares (directly or indirectly in the form of ADSs) as of November 15, 2017, based on 808,349,625 Class A Shares outstanding, which is the sum of (a) 711,552,082 Class A Shares outstanding as of October 18, 2017, based on information provided by the Issuer, (b) 32,540,515 Class A Shares issued upon the conversion of the Convertible Bonds on November 14, 2017, as described in Item 4 above and (c) 64,257,028 Class A Shares issued to CyrusOne in connection with the CyrusOne Investment, as reported by CyrusOne in its Schedule 13D filed with the Commission on November 2, 2017.

Item 5(c) of the Statement is amended and supplemented by inserting the following:

Except as described in this Statement, there have been no transactions by the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days, except for (i) Lim Ah Doo’s disposal of 50,000 ADSs at an average price of $18.4447 per ADS on November 14, 2017 in the open market, and (ii) Johnny Ong Seng Huat’s disposal of 10,000 ADSs at an average price of $20.50 per ADS on November 13, 2017 in the open market.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 16, 2017

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT COMMUNICATIONS LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT GDC PTE. LTD.

By:	/s/ Bruno Lopez
Name: Bruno Lopez
Title: Director